Exhibit 99.10
Crescent Point Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil & Gas (unaudited)
December 31, 2021
The following disclosures have been prepared by Crescent Point Energy Corp. ("Crescent Point" or the "Company") in accordance with Accounting Standards Codification 932 "Extractive Activities — Oil & Gas" ("ASC 932") issued by the Financial Accounting Standards Board ("FASB") and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2021 and 2020, the Company filed its reserves information under National Instrument 51-101 – "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission ("SEC") requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. The difference between the reported numbers under the two disclosure standards can, therefore, be material.
Petroleum and Natural Gas Reserve Information
Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids ("NGL") that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures. Additional future expenditures would be minor compared to the cost of drilling a new well.
Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where significant future expenditure is required.
Reserves are estimated quantities of crude oil, NGLs and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

CRESCENT POINT ENERGY CORP.	1

The changes in Crescent Point's net proved crude oil, NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2021 were as follows:

	Canada				United States				Total
Net Proved Reserves (1)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)
December 31, 2019	248,266	38,540	158,726	313,260	45,266	9,796	31,374	60,291	293,531	48,336	190,100	373,550
Revisions of previous estimates	(59,876)	(9,671)	(38,728)	(76,001)	(26,699)	(3,840)	(14,293)	(32,921)	(86,575)	(13,511)	(53,021)	(108,923)
Improved recovery	292	22	163	341	—	—	—	—	292	22	163	341
Purchases of reserves in place	78	3	13	84	563	144	358	766	641	147	372	850
Extensions and discoveries	1,908	59	307	2,018	—	—	—	—	1,908	59	307	2,018
Production	(26,924)	(3,771)	(20,159)	(34,055)	(3,555)	(881)	(2,988)	(4,935)	(30,479)	(4,653)	(23,147)	(38,989)
Sales of reserves in place	(1,313)	(15)	(648)	(1,436)	(62)	(10)	(39)	(79)	(1,376)	(25)	(687)	(1,515)
December 31, 2020	162,431	25,166	99,676	204,210	15,512	5,208	14,411	23,122	177,943	30,375	114,087	227,332
Revisions of previous estimates	44,118	10,044	50,036	62,501	(1,152)	680	4,246	235	42,965	10,724	54,282	62,736
Improved recovery	6,208	313	1,787	6,819	—	—	—	—	6,208	313	1,787	6,819
Purchases of reserves in place	—	48,261	193,763	80,554	—	—	—	—	—	48,261	193,763	80,554
Extensions and discoveries	42,838	33,620	125,850	97,432	16,658	4,672	14,832	23,802	59,496	38,292	140,682	121,235
Production	(22,938)	(8,057)	(37,891)	(37,310)	(3,562)	(1,236)	(3,888)	(5,447)	(26,501)	(9,293)	(41,780)	(42,757)
Sales of reserves in place	(14,824)	(768)	(5,404)	(16,492)	—	—	—	—	(14,824)	(768)	(5,404)	(16,492)
December 31, 2021	217,832	108,579	427,816	397,714	27,456	9,324	29,600	41,713	245,288	117,903	457,416	439,427

Net Proved Developed Reserves
December 31, 2019	193,456	31,722	126,464	246,255	16,212	4,888	15,147	23,625	209,668	36,610	141,611	269,880
December 31, 2020	143,011	22,653	89,037	180,503	15,512	5,208	14,411	23,122	158,523	27,861	103,448	203,625
December 31, 2021	161,205	60,650	268,242	266,562	13,054	5,284	16,774	21,133	174,259	65,934	285,016	287,695
Net Proved Undeveloped Reserves
December 31, 2019	54,810	6,818	32,262	67,004	29,053	4,908	16,226	36,666	83,863	11,726	48,488	103,670
December 31, 2020	19,420	2,514	10,639	23,707	—	—	—	—	19,420	2,514	10,639	23,707
December 31, 2021	56,627	47,929	159,574	131,152	14,402	4,040	12,826	20,579	71,029	51,970	172,400	151,731

(1) Numbers may not add due to rounding.
Revisions of previous estimates - 2020
In 2020, total proved reserves decreased by approximately 97.0 MMboe in Canada, and 33.1 MMboe in the United States due to decreases in constant pricing for crude oil, natural gas, and NGL constituents at December 31, 2020 compared to December 31, 2019. In Canada, revisions due to pricing were slightly offset by infill drilling and performance related revisions primarily in the Viewfield, Flat Lake, and Shaunavon areas.
Revisions of previous estimates - 2021
In 2021, total proved reserves increased by approximately 63.4 MMboe in Canada, and 5.9 MMboe in the United States due to increases in constant pricing for crude oil, natural gas, and NGL constituents at December 31, 2021 compared to December 31, 2020. In the United States, revisions due to pricing were offset by performance related revisions within North Dakota.
Purchase of reserves in place - 2021
The Company purchased gas and NGL constituent volumes within the Kaybob area in Canada.
Extensions and discoveries - 2021
In 2021, the Company realized significant extension reserves as a result of the addition of previously uneconomic locations due to improved constant pricing.
Sale of reserves in place - 2021
During the year, the Company realized dispositions within Canada including the disposition of Conventional assets within Southeast Saskatchewan and Duvernay assets within Central Alberta.

CRESCENT POINT ENERGY CORP.	2

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves
The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 "Oil and Gas Reserve Estimation and Disclosures", and based on crude oil, NGL and natural gas reserve and production volumes estimated by Crescent Point's independent reserves evaluators, McDaniel & Associates Consultants Ltd. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserve estimation is based upon the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.
Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.
The information contained in the following table should not be considered representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Crescent Point's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

Commodity Pricing	2021	2020
WTI at Cushing Oklahoma ($US/bbl)	66.55	39.77
Edmonton ($Cdn/bbl)	78.15	45.02
Exchange Rate ($US/$Cdn)	0.7980	0.7462
AECO/NIT Spot ($Cdn/MMBTU)	3.57	2.17
Henry Hub NYMEX ($US/MMBTU)	3.64	2.16
The standardized measure of discounted future net cash flows relating to net proved crude oil, NGL and natural gas reserves are as follows:

December 31, 2021 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	23,498	2,306	25,804
Future production costs	(8,558)	(857)	(9,415)
Future development costs and asset retirement obligations (2)	(3,497)	(403)	(3,899)
Future income taxes (3)	(1,239)	(3)	(1,243)
Future net cash flows	10,204	1,043	11,247
Deduct: 10% annual discount factor for timing of future cash flows	(3,716)	(328)	(4,043)
Standardized measure of future net cash flows	6,489	715	7,204
(1) Numbers may not add due to rounding.
(2) Asset retirement obligations include the costs related to producing wells, future undeveloped proved locations for which there are reserves assigned, as well as all entities that do not have reserves assigned including facilities and gathering systems.
(3) At December 31, 2021, the Company's Canadian and United States tax pools in Canadian dollars were approximately $7.0 billion and $2.9 billion, respectively.

December 31, 2020 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	7,242	719	7,961
Future production costs	(4,039)	(407)	(4,446)
Future development costs and asset retirement obligations (2)	(1,405)	(15)	(1,419)
Future income taxes (3)	—	—	—
Future net cash flows	1,798	298	2,096
Deduct: 10% annual discount factor for timing of future cash flows	(283)	(63)	(345)
Standardized measure of future net cash flows	1,515	235	1,751
(1) Numbers may not add due to rounding.
(2) Asset retirement obligations include the costs related to producing wells, future undeveloped proved locations for which there are reserves assigned, as well as all entities that do not have reserves assigned including facilities and gathering systems.
(3) At December 31, 2020, the Company's Canadian and United States tax pools in Canadian dollars were approximately $7.0 billion and $3.0 billion, respectively.

CRESCENT POINT ENERGY CORP.	3

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves

December 31, 2021 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	1,515	235	1,751
Sales, net of production costs and royalties	(1,789)	(266)	(2,055)
Net change in prices and royalties related to forecast production	3,618	388	4,006
Development costs incurred during the period	505	107	612
Changes in estimated future development costs	(19)	—	(19)
Extensions, discoveries and improved recovery, net of related costs	1,487	394	1,881
Technical reserve revisions (2)	245	(35)	211
Purchases of reserves in place	1,971	—	1,971
Sales of reserves in place	(17)	—	(17)
Accretion of discount	152	24	175
Net change in income taxes	(1,239)	(3)	(1,243)
All other changes (3)	60	(128)	(68)
Balance, end of year	6,489	715	7,204
(1) Numbers may not add due to rounding.
(2) Includes change in future net values attributed to infill drilling and technical revisions, which include changes to abandonment obligations and carbon tax assumptions.
(3) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, currency exchange rates and actual prices received in 2021 versus forecast.

December 31, 2020 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	4,590	311	4,901
Sales, net of production costs and royalties	(703)	(109)	(812)
Net change in prices and royalties related to forecast production	(3,126)	(154)	(3,280)
Development costs incurred during the period	471	182	653
Changes in estimated future development costs	10	—	10
Extensions, discoveries and improved recovery, net of related costs	27	—	27
Technical reserve revisions (2)	505	58	564
Purchases of reserves in place	1	12	13
Sales of reserves in place	(19)	(1)	(20)
Accretion of discount	414	39	453
Net change in income taxes	—	—	—
All other changes (3)	(655)	(103)	(759)
Balance, end of year	1,515	235	1,751
(1) Numbers may not add due to rounding.
(2) Includes change in future net values attributed to infill drilling and technical revisions, which include changes to abandonment obligations and carbon tax assumptions.
(3) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, currency exchange rates and actual prices received in 2020 versus forecast.
Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2021 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	21,655	1,748	23,403
Unproved properties	1,336	277	1,613
Total capital costs	22,991	2,025	25,016
Accumulated depletion, amortization and impairment	(16,274)	(1,053)	(17,327)
Net capitalized costs	6,717	972	7,689

CRESCENT POINT ENERGY CORP.	4

As at December 31, 2020 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	21,934	1,650	23,584
Unproved properties	1,463	273	1,736
Total capital costs	23,397	1,923	25,320
Accumulated depletion, amortization and impairment	(19,515)	(1,400)	(20,915)
Net capitalized costs	3,882	523	4,405
Costs Incurred in Petroleum and Natural Gas Property Acquisitions, Exploration and Development Activities

Year ended December 31, 2021 (millions of Canadian dollars) (1)	Canada	United States	Total
Property acquisition costs (2)
Proved properties	924	—	924
Unproved properties	19	—	19
Development costs (3)	505	107	612
Exploration costs	17	—	17
Total	1,465	107	1,572
(1) Numbers may not add due to rounding.
(2) Excludes disposition proceeds of $93.6 million and $5.4 million for proved and unproved properties, respectively.
(3) Costs incurred exclude capitalized administration.

Year ended December 31, 2020 (millions of Canadian dollars) (1)	Canada	United States	Total
Property acquisition costs (2)
Proved properties	—	—	—
Unproved properties	1	—	1
Development costs (3)	471	182	653
Exploration costs	5	—	5
Total	477	182	660
(1) Numbers may not add due to rounding.
(2) Excludes disposition proceeds of $508.0 million and $0.2 million for proved and unproved properties, respectively.
(3) Costs incurred exclude capitalized administration.
Results of Operations From Crude Oil and Natural Gas Producing Activities

Year ended December 31, 2021 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	2,450	348	2,798
Less:
Operating expenses	546	79	625
Transportation expenses	115	3	118
Depletion and amortization	644	116	760
Impairment reversal	(2,077)	(437)	(2,514)
Accretion	15	—	15
Operating income	3,207	587	3,794
Income taxes	—	—	—
Results of operations	3,207	587	3,794

CRESCENT POINT ENERGY CORP.	5

Year ended December 31, 2020 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	1,297	179	1,475
Less:
Operating expenses	496	66	562
Transportation expenses	98	3	101
Depletion and amortization (1)	571	113	684
Impairment (1)	3,008	550	3,558
Accretion	14	—	14
Operating income (loss)	(2,890)	(553)	(3,443)
Income taxes	—	—	—
Results of operations	(2,890)	(553)	(3,443)
(1) Revised to reflect current year presentation.

CRESCENT POINT ENERGY CORP.	6